Exhibit 107
Calculation of Filing Fee Tables
Schedule
TO-T
(Rule
14d-100)
INOZYME PHARMA, INC.
(Name of Subject Company (Issuer))
INCLINE MERGER SUB, INC.
a wholly owned subsidiary of
BIOMARIN PHARMACEUTICAL INC.
(Names of Filing Persons (Offerors))
Table
1-Transaction
Valuation

	Transaction Valuation (1)	Fee Rate	Amount of Filing Fee (2)

Fees to Be Paid	$270,105,990.16	0.00015310	$41,353.23

Fees Previously Paid	$0		$0

Total Transaction Valuation	$270,105,990.16

Total Fees Due for Filing			$41,353.23

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$41,353.23

(1)
Estimated solely for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding (i) the product of (A) 64,915,697 shares of common stock, par value $0.0001 per share (the “Shares”) of Inozyme Pharma, Inc., a Delaware corporation (“Inozyme”), issued and outstanding, and (B) the offer price of $4.00 per Share (the “Offer Price”), (ii) the product of (A) 4,145,049 Shares subject to issuance pursuant to stock options granted and outstanding having a per share exercise price that is less than the Offer Price and (B) $1.84, which is the difference between the Offer Price and $2.16, the weighted average exercise price of such options, (iii) the product of (A) 566,400 issued and outstanding restricted stock units with respect to Shares, and (B) the Offer Price, and (iv) the product of (A) 137,678 Shares which are estimated to be subject to outstanding purchase rights under the ESPP assuming the ESPP ends June 30, 2025 and (B) the Offer Price. The foregoing share figures have been provided by Inozyme and are as of May 29, 2025, the most recent practicable date.

(2)
The amount of the filing fee was calculated in accordance with Rule
0-11
of the Securities Exchange Act of 1934, as amended, and Section 6(b) Fee Rate Advisory #1 for fiscal year 2025 beginning on October 1, 2024, issued August 20, 2024, by multiplying the transaction value by 0.00015310.